Exhibit 2.3

PURCHASE AND SALE AGREEMENT

Haywood Gathering System

     This Purchase and Sale Agreement (this “Agreement”) dated as of the 7th day of April, 2005, executed by Golden Gas Service Company, an Oklahoma corporation (“Seller”), and PetroQuest Energy, L.L.C., a Louisiana limited liability company (the “Buyer”).

     In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I
DEFINED TERMS

     1.1 Defined Terms. Unless the context otherwise requires, the following terms used in this Agreement shall have the meanings assigned to them in this Section 1.1:

          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

          “Assets” means the Gathering System, including, the Facilities and Equipment, the Real Property, the Easements, the Contracts and the Records.

          “Code” means the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder by the Treasury Department of the United States.

          “Contracts” means (a) all contracts and agreements pertaining to the purchase or sale of natural gas and the gathering, transportation, transmission, processing or exchange of natural gas; and (b) all other agreements and contracts (including, without limitation, compressor and equipment leases and service contracts) relating to the ownership, operation, repair, use or maintenance of the Assets; including, without limitation, the agreements and contracts listed in Schedule 3.1 (k) attached hereto.

          “Defect Date” shall mean 5:00 p.m., Central Standard Time on the fifth (5th) calendar day prior to the Closing Date.

          “Defects” shall collectively refer to Title Defects and Environmental Defects asserted by Buyer pursuant to this Agreement.

          “Defect Threshold” shall mean, for the Assets taken as a whole, Defects asserted by Buyer that adversely affect Seller and/or the Assets by an amount equal to or in excess of $50,000.

          “Easements” mean all easements, rights-of-way, servitudes, rights of egress and ingress and other similar rights related to the use or enjoyment of the Assets (the “Easements”)

          “Effective Date” shall mean 12:01 a.m. on January 1, 2005.

          “Environmental Defect” shall mean that, with respect to the Asset in question, (i) any hazardous substances (as defined in 42 U.S.C.A. 9601(14) or 42 U.S.C.A. 69021(B)(2)) are present, stored or located on or in conjunction with an Asset in violation of Environmental Laws; or (ii) any Asset is in noncompliance with Environmental Laws, to the extent that any of the foregoing arise out of or pertain to operations conducted on, or ownership of, the Assets prior to the Closing Date.

          “Facilities and Equipment” means all items of personal property, fixtures and equipment which are used in connection with the ownership, operation, repair, use or maintenance of the Gathering System whether located on or under the Real Property or elsewhere, including, but not limited to all pipe, pipe racks, pipe inventory, connections, fittings, meters and metering facilities, measuring equipment and devices, compressors, pumps, gauges, valves, laterals, mains, tanks, heaters, dehydration units, storage facilities, tools, supplies, buildings, spare parts, field offices and other personal property which is used in connection with the ownership, operation, maintenance or repair of the Gathering System, excluding those items specifically set forth on Exhibit C hereto

          “Gathering System” shall mean that certain natural gas gathering system, known as the Haywood Gathering System, which includes pipelines and related compression, meters and other equipment and facilities located within Pittsburg County, Oklahoma, together with all Contracts, leases, rights-of-way and Easements, Facilities and Equipment, permits and licenses, as more specifically depicted on Exhibit A hereto.

          “Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any public, governmental, or regulatory body, agency, department, commission, board, bureau, or other authority or instrumentality (domestic or foreign).

          “Interim Period” means the time between the Effective Date and the Closing Date.

          “Material Adverse Effect” means, with respect to a Person, the occurrence of an event or the existence of a circumstance (other than general industry conditions, or matters of a general, economic, or political nature) that has a material adverse effect on such Person’s assets, business or financial condition, taken as a whole.

          “Permitted Liens” means any of the following: (a) any liens for taxes and assessments not yet delinquent; (b) mechanics, materialmans and similar liens incurred in the ordinary course of business for sums not yet payable; (c) zoning restrictions; (d) any Liens created by a document or instrument made available to Buyer; and (e) any easements, licenses or reservations, or any other defects or irregularities of title, that do not, individually or in the aggregate, have a Material Adverse Effect on the business of Seller as currently conducted.

          “Person” means any individual, corporation, partnership, joint venture, association, limited liability Seller, joint-stock Seller, trust, enterprise, unincorporated organization, or Governmental Entity.

          “Real Property” means all parcels of real property, fixtures, leases of real property, easements, rights-of-way, tenements, rights of egress and ingress and all other rights in real property related to the Plant, including without limitation those items listed in Schedule 3.1(e) and Schedule 3.1(f) attached hereto and made a part hereof for all purposes.

          “Records” means, collectively, (i) the Easements and rights-of-way files, title opinions respecting surface and Easements, maps, sales agreements, purchase agreements, supply agreements, gathering, compression and transportation agreements, exchange agreements, equipment and maintenance files, and all other agreements, documents and records attributable to the Gathering System, (ii) all maps, plats, specifications, surveys, engineering, inspection or similar reports or data and any other means all drawings, technical descriptions relating to the Gathering System, and (iii) copies of accounting records pertaining to the Gathering System.

          “Title Defect” means any title gap, lien, encumbrance, burden, encroachment, irregularity, defect in of objection to title in and to the Assets, or any portion thereof, excluding Permitted Liens, that alone or in combination with other defects renders Seller’s title less than good and marketable.

     1.3 Additional Definitions. The following terms are defined in the Section referenced below:

“AAA”	Section 9.11
“Arbitrator”	Section 9.11
“Base Purchase Price”	Section 2.1
“Casualty Losses”	Section 5.6
“Closing” and “Closing Date”	Section 7.1
“Environmental Laws”	Section 5.8
“Final Settlement Date”	Section 2.5
“Final Settlement Period”	Section 2.5
“Final Settlement Price”	Section 2.5
“Final Statement”	Section 2.5
“Preferential Rights”	Section 3.1(m)
“Purchase Price Adjustment Statement	Section 2.3
“Buyer Claims”	Section 8.2
“Buyer Group”	Section 8.2
“Seller Group”	Section 8.3

ARTICLE II
PURCHASE PRICE AND ALLOCATION

     2.1 Purchase Price. Seller shall sell and Buyer shall purchase, effective as of the Effective Date, for the sum of One Million and No/l00 Dollars ($1,000,000), subject to adjustments as provided or contemplated herein (the “Base Purchase Price”) all of Seller’s right, title, interest and estate in and to the Assets, including the Facilities and Equipment, the Real Property, the Easements, the Contracts and the Records

     2.2 Adjustments to Base Purchase Price. The Base Purchase Price shall be subject to adjustment as follows:

     (a) Upward Adjustments. The Base Purchase Price shall be adjusted upward by the following:

     (i) The amount of all verifiable expenditures paid by Seller in connection with the operation of the Assets in accordance with this Agreement for work actually performed on or subsequent to the Effective Date;

     (ii) The amount of all capital expenditures made by Seller for the repair, maintenance or extension of the Assets, incurred on or after the Effective Date and consented to by Buyer;

     (iii) Any other amount agreed upon by Seller and Buyer in writing.

     (b) Downward Adjustments. The Base Purchase Price shall be adjusted downward by the following:

     (i) All revenues received by Seller attributable to the Assets and which are applicable to periods on and after the Effective Date;

     (ii) An amount equal to all unpaid ad valorem, property, and similar taxes and assessments (but not including income taxes) based upon or measured by the ownership of Assets and accruing to the Assets prior to the Effective Date;

     (iii) Any reductions for Defects, allocable to the Assets, as provided in Article V;

     (iv) Any Casualty Losses allocable to the Assets as provided in Section 5.6;

     (vi) Any other amount agreed upon by Seller and Buyer in writing.

     2.3. Purchase Price Adjustment Statement. Seller shall submit a Closing statement (the “Purchase Price Adjustment Statement”) to Buyer not fewer than seven (7) business days prior to Closing, and shall afford Buyer access to any Records pertaining to the computations contained in the Purchase Price Adjustment Statement. At least two (2) full business days prior to Closing, Buyer shall deliver to Seller a written report containing such changes, if any, which Buyer proposes be made to the Purchase Price Adjustment Statement. Seller and Buyer shall each make every reasonable effort to agree prior to the Closing Date on a mutually agreed Purchase Price Adjustment Statement.

     2.4 Payment at Closing. After the Purchase Price Adjustment Statement has been agreed to by the parties, the Purchase Price due at Closing shall be tendered by Buyer to Seller, by wire transfer. Seller shall provide Buyer wire transfer instructions not later than three (3) days prior to the Closing Date.

     2.5 Final Settlement. As soon as practicable after the Closing Date, but in any event within 120 calendar days thereafter (the “Final Settlement Period”), Buyer shall prepare and submit to Seller a proposed statement (herein called the “Final Statement”), which shall show the final calculation of the Purchase Price (herein called the “Final Settlement Price”). As soon as possible after receipt of the Final Statement, but in any event within 15 calendar days after receipt thereof, Seller shall deliver to Buyer a written report containing the changes, if any, which Seller proposes being made to the Final Statement. In the event no response is made by Seller within such 15-day period, it shall be conclusively presumed that the selling parties concur with the Final Statement, and such Final Statement shall be the basis for the Final Settlement Price. In the event that Seller submits a response, the parties shall exercise all reasonable efforts to agree upon a mutually acceptable Final Settlement Price and the calculation of the amount, if any, due in connection therewith not later than 150 calendar days after the Closing (herein called the “Final Settlement Date”). After agreement upon a Final Settlement Price setting forth the amount by which the Base Purchase Price shall be adjusted (either upward or downward) has been reached, the amount due shall be paid within five (5) business days thereafter by the party owing the same by confirmed wire transfer to a bank account or accounts to be designated by the appropriate party. In the event Buyer and Seller are unable to agree with respect to the amounts due pursuant to this Section 2.5 before the Final Settlement Date, then either Seller or Buyer may refer the issues in dispute to the Grant Thornton LLP, Tulsa, Oklahoma accounting firm (or such other recognized firm of public accountants as Seller and Buyer may mutually agree) and the resolution of such issues by such firm shall be final and binding on all parties. The costs of such public accountants shall be borne equally by the Seller and Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer and its subsidiaries or designees, if any, to whom the Assets are to be assigned at Closing, as follows.

     (a) Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, is legally authorized to conduct business in each jurisdiction where it conducts business, and has all requisite power and authority to own and operate the Assets and to carry on its business as such business is currently conducted.

     (b) Authorization and Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all the terms and conditions hereof to be performed by each of them. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws relating to or affecting the enforcement of creditors rights generally and general principles of equity.

     (c) No Conflict. This Agreement and the execution and delivery hereof by Seller do not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not:

(i)	Conflict with, or require the consent of any Person under, any of the terms, conditions or provisions of Seller’s articles or certificate of incorporation or organization or bylaws, as applicable;

(ii)	Violate any provision of, require any filing, consent, authorization or approval under, any legal requirement applicable to or binding upon Seller;

(iii)	Conflict with, result in a breach of, constitute a default under (without regard to requirements of notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, (A) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Seller is a party or to which Seller is bound or to which any of the Assets are subject, or (B) any lease, license, contract or other agreement or instrument to which Seller is a party or by which it is bound or to which any of the Assets are subject; or

(iv)	Result in the creation or imposition of any lien, charge or other encumbrance upon any of the Assets.

     (d) No Default. Seller is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under (i) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Seller is a party or by which Seller is bound or to which any of the Assets are subject, or any other agreement, contract, lease, license, or other instrument, (ii)

any order, judgment or decree of any court, commission, board, agency or other governmental body, or (iii) any law, statute, ordinance, decree, order, rule or regulation of any governmental authority.

     (e) Real Property. Schedule 3.1(e) describes the Real Property related to the Gathering System. As of the Date of Closing, all of the Real Property owned by Seller, or held by lease, license or easement, in each case free and clear of all mortgages, pledges, options, deeds of trust, security agreements, charges, covenants, liens, security interests, and other encumbrances or claims. The transfer, conveyance and assignment of the Assets by Seller to Buyer will pass good and marketable title to the Real Property, other than as to the Easements, to Buyer and will entitle Buyer to the possession and quiet enjoyment thereof.

     (f) Easements. Schedule 3.1(f) describes all material easements, rights-of-way, servitudes, rights of egress and ingress and other similar rights related to the use or enjoyment of real property related to the Gathering System (the “Easements”). Seller validly occupies all such Easements. Each Easement is valid, existing, and enforceable; there has not been, and there currently is not any event that would result in the termination, impairment, or limitation of any Easement; except as set forth in Schedule 3.1(f) hereto, no future payments of any kind are due under any Easement in order to maintain its existence; the Real Property and the Easements as a group constitute all such ownership interests and rights necessary for the ownership or operation of the Gathering System; and the Gathering System is located entirely within the Easements.

     (g) Regulatory Matters. Seller has not received any notice or order from any Governmental Entity which regulates or purports to regulate any of the Assets or Seller or any of Seller’s activities, except pertaining to usual and customary filing requirements applicable to assets of the types owned by Seller.

     (h) Taxes. There are no pending or threatened state, local or foreign tax liens upon any of the Assets. All taxes, assessments, fees and other charges of any Governmental Entity which have been assessed against the Assets and have become due and payable, have been paid. All ad valorem, personal property, excise, or similar taxes relating to Seller’s ownership of the Assets prior to the Effective Date have been or will be timely paid by Seller.

     (i) Litigation. Except as and to the extent set forth in Schedule 3.1(i), there are no administrative and judicial actions and proceedings presently pending or threatened against or involving (i) Seller, or (ii) the Assets or any portion thereof.

     (j) Compliance with Laws. Except as and to the extent set forth in Schedule 3.1(j) hereto (i) to Seller’s knowledge, Seller is in compliance in all material respects with all applicable statutes, orders, rules and regulations promulgated or proposed by any federal, state or local governmental entity relating to the operation and conduct of the Assets, (ii) there are no such statutes, orders, rules or regulations which require material future actions or expenditures by or on behalf of Seller; (iii) Seller has not received any notice of alleged material violation of any such statute, order, rule or regulation; and (iv) all material business and other licenses, permits, performance bonds and other security and authorizations required by law for the ownership and/or operation of the Assets and/or Seller’s conduct of Seller’s business or operations respecting the Assets have been obtained and Seller is in material compliance with such licenses, permits, bonds, and other authorizations.

     (k) Contracts. Schedule 3.1(k) hereto is a list of all Contracts (written or oral) to which Seller is a party or by which Seller is bound, having a duration in excess of one (1) month or involving payments (or other value) in excess of $5,000. Seller has complied in all material respects with the provisions of all such Contracts, and is not in default thereunder in any manner which would permit any other party thereto to cancel or terminate such Contract; and, all such Contracts are in full force and effect and constitute legal, valid and binding obligations of Seller, and to Seller’s knowledge, are binding upon the other parties to such Contract in accordance with their terms; and, as of the date hereof, there is no claimed breach of contract by any party to any such Contract.

     (l) Condition of Gathering System. Seller has operated the Gathering System only in the ordinary and usual course of business consistent with good industry practices and except for ordinary wear and tear, there has been no material adverse change in the condition, properties, rights, obligations, contractual or business relationships, operations or prospects of the Gathering System, or affecting the condition or transferability of the Gathering System.. The Gathering System has been preserved and maintained and will be preserved and maintained during the Interim Period in a good and workmanlike condition, normal wear and tear excepted. To Seller’s knowledge, no condition or circumstance exists that would materially impair the merchantability of the Gathering System or upon assignment to Buyer, interfere with Buyer’s possession and quiet enjoyment thereof.

     (m) No Prepayments or Refunds Respecting Gathering Systems. Except as set forth in Schedule 3.1(m), Seller has not received any prepayment, advance payment, deposit or similar payment, and has no refund obligation, with respect to any gas purchased, sold, gathered or transported through the Gathering System. Seller has not received any compensation for gathering services which would be subject to any refund or create any repayment obligation either by or to Seller, and Seller is not aware of any basis for a claim that a refund is due. Buyer will be entitled to receive the full contract price, as set forth in the Contracts, for all gas gathered and sold by Buyer or for Buyer’s account on and after the Effective Date.

     (n) Preferential Purchase Rights and Consents. To Seller’s knowledge, except as set forth on Schedule 3.1(k), there are no consents to assign requiring a third party to consent to the assignment of the Assets (“Consents”) or preferential purchase rights providing an option or right to purchase any of the Assets (“Preferential Rights”).

     (o) Capital Commitments. Except as set forth on Schedule 3.1(o) hereto, Seller has not paid, incurred or otherwise committed to, from and after the Effective Date, any expenditures in excess of $10,000 respecting the Assets for any purpose, to include the the extension, maintenance, operation, or repair of the Gathering System, and no such expenditures are pending and unapproved.

     (p) No Material Adverse Change. Except for matters for which downward adjustments to the Purchase Price are prescribed pursuant to this Agreement, there has not been and will not be during the period between the Effective Date and the Closing Date any Material Adverse Effect with respect to the Assets.

     (q) Environmental Matters. Seller has not received any notification of any pending or threatened investigation, claim, penalty, or action by any Governmental Entity or other Person relating to the environmental condition of the Assets, and Seller has no knowledge that (i) there has been a release or threat of release of any hazardous substance (as the term “release” and “hazardous substance” are defined under Environmental Laws) on or from any of the Assets, or as a consequence of Seller’s operations or activities respecting the Assets, or any of them, prior to the date of this Agreement, or (ii) a condition exists on or under any of the Assets as of the date of this Agreement which could have a Material Adverse Effect on the Assets.

     (r) Affiliate Agreements. Except as listed on Schedule 3.1(r), the Assets are not subject to any agreement with an Affiliate of Seller that cannot be terminated by Buyer after Closing without penalty, cost or liability.

     (s) Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Seller and for which Buyer will have any obligation or liability. Seller shall indemnify and hold Buyer harmless from any and all claims, liabilities, damages, costs and expenses asserted against Buyer by any Person claiming to have acted on behalf of Seller, or to have been retained by Seller, as a broker in connection with the transaction contemplated by this Agreement.

     3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:

     (a) Organization and Good Standing. Buyer is a Louisiana limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Buyer is authorized to do business and is in good standing under the laws of the State of Oklahoma.

     (b) Authorization. Buyer has all requisite company power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all the terms and conditions hereof to be performed by it. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

     (c) No Conflicting Agreements. This Agreement and the execution and delivery hereof by Buyer do not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not:

(i) Conflict with, or require the consent of any Person under any of the terms, conditions, or provisions of the Articles of Organization of Buyer;

(ii) Violate any provision of, or require any filing, authorization or approval under, any legal requirement applicable to or binding upon Buyer; or

(iii) Conflict with, result in a breach of, constitute a default under (without regard to requirements of notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by or require any consent, authorization or approval under, (i) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Buyer is a party or by which Buyer is bound or to which any of its properties is subject or (ii) any lease, license, contract or other agreement or instrument to which Buyer is a party or by which it is bound or to which any of its properties is subject.

     (d) Litigation. There is no action, suit, proceeding or governmental investigation or inquiry pending or, to the knowledge of Buyer, threatened against Buyer or its affiliates or any of its properties that might delay, prevent or hinder the consummation of the transactions contemplated hereby.

     (e) Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Buyer and for which Seller will have any obligation or liability. Buyer shall indemnify and hold Seller harmless from any and all claims, liabilities, damages, costs and expenses asserted against Seller by any Person claiming to have acted on behalf of Buyer, or to have been retained by Buyer, as a broker in connection with the transaction contemplated by this Agreement.

ARTICLE IV
COVENANTS

     4.1 Covenants of Seller. Seller covenants and agrees with and to Buyer and its subsidiaries or designees, if any, to whom the Assets are assigned at Closing that:

     (a) Access to Records. Immediately upon execution of this Agreement and until the Closing Date, Seller will, during normal working hours, use their reasonable efforts to make and continue to make available to Buyer for examination at his offices in Tulsa, Oklahoma, the Records, accounting and other information respecting the Assets, title and other information relating to the Assets and will cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s expense, such additional information relating to the Assets as Buyer may reasonably desire. Seller shall permit Buyer, at Buyer’s expense, to inspect and photocopy such information and Records at any reasonable time but only to the extent, in each case, that Seller may do so without violating any contractual commitment to a third party.

     (b) New Agreements or Settlements. Without the prior written consent of Buyer, Seller shall not enter into any new agreements or commitments with respect to the Assets, or settle or compromise any claim or administrative or judicial proceeding.

     (c) Preferential Rights and Consents. Seller shall, with respect to the Assets, immediately make requests of third parties, in compliance with applicable agreements, that any required Consents be given or waived and that Preferential Rights (or any other preferential rights determined by Buyer during the Interim Period to exist) be waived.

     4.2 Conduct of Business Prior to Closing. Seller covenants and agrees that prior to Closing:

     (a) Negative Covenants. During the Interim Period, Seller shall not, except with the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, sell, lease, dispose of or abandon any of the Assets, or allow any of the Assets to be subjected to any mortgage, pledge, lien, security interest or encumbrance of any kind which is not in existence as of the date hereof.:

     (b) Affirmative Covenants. Seller shall, throughout the Interim Period, cause the Assets to be owned, maintained and operated in the ordinary course of business consistent with good industry practices. Seller shall promptly give Buyer notice of (i) any legal actions which to Seller’s knowledge have been initiated or threatened, by or against Seller whether by a Governmental Entity or other Person, and which relate to the Assets or the ability of Seller to proceed to Closing, (ii) to the extent material, any notice or other communication received by Seller, whether from a Governmental Entity or otherwise, in respect of any Asset or in connection with the transactions contemplated by this Agreement, including any notice from a person alleging that the consent of such person is or may be required in connection therewith, and (iii) the material damage or destruction of any part of the Assets.

     4.3 Gas Imbalances. The parties recognize that as of the Effective Date there may be gas imbalances (“Imbalances”) with respect to receipts and deliveries from the Gathering System. Buyer shall not assume any obligations of Seller with respect to pipeline gas Imbalances as of the Effective Date that may be associated with the Gathering System. Any Imbalances shall remain with and continue as the sole responsibility of the Seller.

     4.4 Audited Financials. After the date of this Agreement, Seller agrees to cooperate with and provide reasonable assistance to Buyer in the construction of audited financial statements respecting the Assets for the prior three fiscal years, at Buyer’s sole expense.

ARTICLE V
TITLE MATTERS, CASUALTY LOSSES
AND LOST LEASE RIGHTS

     5.1 Title and Environmental Investigation. Buyer may conduct, at its cost, such title and environmental examination and investigation, and other examinations and investigations, as it may in its discretion choose to conduct with respect to the Assets in order to determine whether any Title Defects or Environmental Defects exist.

     5.2 Notice of Title Defects. Buyer shall give Seller, on behalf of Seller, written “Notice of Title Defects” as soon as possible but no later than 5:00 p.m., Central Time, on the Defect Date, provided that Buyer shall notify Seller of possible Title Defects as soon as reasonably practicable after Buyer becomes aware of the same. Such notice shall be in writing and inclusion of the following elements shall be a condition precedent to the effectiveness of the Notice of Title Defects: (i) a description of the Title Defect, (ii) the reasonable basis for the Title Defect, including reasonable documentation supporting the basis for the Title Defect, if available, and (iii) the Defect Value and the computations upon which Buyer’s belief is based. If Buyer does not deliver a timely Notice of Title Defects, title to the Assets shall be deemed to be good and marketable.

     5.3 Title Defect Adjustments and Exclusions. Subject to this Section 5.3 and Section 5.7 respecting the Defect Threshold, if any Asset is affected by a Title Defect, the Base Purchase Price shall be reduced in accordance with Section 2.2(b)(iv) by the Defect Value (which reduction shall be called a “Defect Adjustment”) unless, (i) Buyer agrees in writing to waive the relevant Title Defect, (ii) the basis the Title Defect has been removed by Seller at its sole cost and expense prior to the Closing Date, or (iii) Seller and Buyer reach a subsequent agreement regarding curative of the Title Defect prior to Closing. The Base Purchase Price shall be adjusted only if the aggregate of all Defect Values for Title Defects and Environmental Defects raised by Buyer exceed the Defect Threshold, in which event, the Base Purchase Price shall be reduced by the amount of the total Defect Values (i.e., which amount is a threshold, not a deductible).

     5.4 Title Defect Value. In determining which portion of the Assets constitute a Title Defect, it is the intent of the parties to include, to the extent possible, only that portion of the Assets that is adversely affected by the defect. The Defect Value shall be determined by the parties in good faith taking into account all relevant factors, including, but not limited to, the following:

     (a) If the Title Defect represents only a possibility of title failure, the probability that such failure will occur;

     (b) The legal effect of the Title Defect; and

     (c) If the Title Defect is a lien or encumbrance on the Assets, the cost of removing such lien or encumbrance.

     5.6 Casualty Loss. If, prior to Closing, a portion of the Assets is destroyed by fire or other casualty, is taken or threatened to be taken in condemnation or under the right of eminent domain (a “Casualty Loss”), the Asset shall be included in the sale for the Allocated Value of the affected Asset, reduced by the mutually agreed cost to repair such affected Asset (with equipment of similar utility) up to the Allocated Value thereof (the reduction being the “Net Casualty Loss”) and Seller shall retain all rights to any insurance payments, awards or other payments from third parties arising out of the Casualty Loss. Any dispute concerning the amount of a Net Casualty Loss shall be resolved through arbitration pursuant to Section 9.11 except the Arbitrator to be selected shall have a minimum of fifteen (15) years’ experience in gas gathering insurance matters rather than in gas gathering accounting.

     5.7 Environmental Defects. If (i) Buyer notifies Seller on or before the Defect Date of the existence of any environmental conditions on or underlying the Assets, or any portion thereof, that (A) constitutes a violation of Environmental Laws, or (B) poses a material risk of injury to human health or the environment, and (ii) the aggregate remediation costs of all such Environmental Defects, when combined with all asserted Title Defects, exceeds the Defect Threshold, then the following shall occur:

     (a) Seller shall have the right to remediate any and all Environmental Defects on or before the Closing, provided such remediation can be completed to Buyer’s reasonable satisfaction; or

     (b) Buyer and Seller shall reach agreement upon an appropriate reduction to the Base Purchase Price which shall be based, in large part, upon the anticipated remediation costs for each such Environmental Defect; or

     (c) In the event Seller is unable to cure or otherwise remediate an Environmental Defect prior to Closing and the parties are unable to reach agreement on an appropriate reduction to the Base Purchase Price, the Buyer may, at its option, terminate this Agreement.

     5.8 Environmental Laws. As used herein, the term “Environmental Law” shall mean any and all laws, statutes, regulations, rules, orders, ordinances, permits, or determinations of any governmental authority pertaining to health or the environment in effect in any and all jurisdictions in which the Assets are located, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the River and Harbor Act, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act (RCRA), as amended, the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended, and other federal, state, and local laws whose purpose is to conserve or protect health, the environment, wildlife, or natural resources. The terms hazardous substances, release, and threatened release shall have the meanings specified in CERCLA; provided, however, that (i) to the extent the laws of the state in which the Assets are located are applicable and have established a meaning for hazardous substances, release, threatened release, solid waste, hazardous waste, and disposal that is broader than that specified in CERCLA or RCRA, such broader meaning shall apply with respect to the matters covered by such laws, and (ii) the term solid waste shall include all oil and gas exploration, development, and production wastes, even if such wastes are specifically exempt from classification as hazardous substances or hazardous wastes pursuant to CERCLA or RCRA, or the state analogues to those statues.

     5.9 Mutual Right to Terminate. Notwithstanding anything contained herein to the contrary, either Seller or Buyer may terminate this Agreement, in their sole and absolute discretion, if the sum of all Defect Adjustments, casualty losses, and anticipated remediation costs for Environmental Defects exceed ten percent (10%) of the Base Purchase Price. If, in such event, either Seller or Buyer elects to terminate this Agreement, this Agreement shall terminate and be of no further force or effect.

ARTICLE VI
CONDITIONS TO CLOSING

     6.1 Conditions to the Obligations of Buyer. The obligations of Buyer to proceed with the Closing contemplated hereby are subject to the satisfaction on or prior to the Closing of all of the following conditions, any one or more of which may be waived, in whole or in part, in writing by Buyer:

     (a) Warranties and Agreement of Seller. All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties expressly relate to any earlier date and to the extent that the information contained in exhibits and schedules hereto expressly relates to any earlier date, and Seller shall have performed and complied with all the covenants and agreements and satisfied all the conditions required by this Agreement to be performed, complied with or satisfied by Seller at or prior to the Closing Date; and, Buyer shall have received a certificate dated the Closing Date and signed by the President or Vice-President of Seller to the foregoing effect.

     (b) Approval of Documentation. The form and substance of all certificates, instruments of transfer and other documents required to be delivered to Buyer hereunder shall be satisfactory to Buyer and its counsel in all reasonable respects.

     (c) Additional Information. Seller shall have furnished to Buyer and its counsel such information, certificates and other documents as they shall have reasonably requested for the purpose of enabling them to pass upon the matters referred to in this Section 6.1.

     (d) No Suit or Action. No suit, action or other proceedings shall, on the date of Closing, be pending or threatened before any court or Governmental Entity seeking to restrain, prohibit or obtain damages in connection with the consummation of the transactions contemplated by this Agreement.

     (e) Receipt of Documents. As to each Seller that is a corporation, partnership or limited liability company, Buyer shall have received (i) a certificate executed by the appropriate Person certifying as to (A) Seller’s good standing, (B) the requisite corporate, partnership or limited liability company approvals of the transactions contemplated hereby, and (C) the incumbency and authority of the Person executing any documents on behalf of Seller in connection with this Agreement, and (ii) an affidavit that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code, and (iii) assignments, conveyances and bills of sale (in substantial form as the form of conveyance to be attached hereto as Exhibit B, conveying Seller’s interest in the Assets.

     (f) Closing of Properties Acquisition Transaction. Conditions to the closing of the acquisition of the Haywood area oil and gas properties located in Pittsburg County, Oklahoma, by Buyer from MAKO Resources, LLC and Golden Gas Service Company. (the “Properties System Acquisition”) shall have been satisfied or waived and the Properties Acquisition shall be closed simultaneously with the transactions contemplated herein.

     (g) Board Approval. Buyer shall have received the approval of its Board of Directors with respect to the transactions contemplated herein.

     (h) Termination. Seller has not elected to terminate this Agreement in accordance with Section 5.9.

     6.2 Conditions to the Obligations of Seller. The obligations of Seller to proceed with the Closing contemplated hereby are subject to the satisfaction at or prior to Closing of all of the following conditions, any one or more of which may be waived, in whole or in part, in writing by Seller.

     (a) Warranties and Agreements of Buyer; Officer’s Certificate. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, and Buyer shall have performed and complied with all of the covenants and agreements and satisfied all the conditions required by this Agreement to be performed, complied with or satisfied by it at or prior to the Closing Date; and Seller shall have received a certificate dated the Closing Date and signed by the President or a Vice President of Buyer to the foregoing effect.

     (b) Approval of Documentation. The form and substance of all certificates and other documents required to be delivered to Seller shall be satisfactory in all reasonable respects to Seller and his counsel.

     (c) Additional Information. Buyer shall have furnished to Seller such information, certificates and other documents as Seller shall have reasonably requested for the purpose of enabling Seller to pass upon the matters referred to in this Section 6.2.

     (d) No Suit or Action. No suit, action or other proceedings shall, on the date of Closing, be pending or threatened before any court or Governmental Entity seeking to restrain, prohibit or obtain damages in connection with the consummation of the transactions contemplated by this Agreement.

     (e) Closing of Properties Acquisition Transaction. Conditions to the closing of the acquisition of the Haywood area oil and gas properties located in Pittsburg County, Oklahoma, by Buyer from MAKO Resources, LLC and Golden Gas Service Company. (the “Properties System Acquisition”) shall have been satisfied or waived and the Properties Acquisition shall be closed simultaneously with the transactions contemplated herein.

     (f) Termination. Buyer has not elected to terminate this Agreement in accordance with Section 5.9.

ARTICLE VII
CLOSING

     7.1 Closing Date. Subject to the terms and conditions of this Agreement, the closing hereunder (the “Closing”) shall take place at 10:00 a.m., local time, on May 6, 2005, at the offices of Seller, or at such other place and time as may be mutually agreed upon by the parties (the “Closing Date”).

     7.2 Records. At Closing, or a soon thereafter as practicable, Seller shall deliver to Buyer all of the Records. Transportation of the Records to Buyer’s offices shall be at the sole cost of Buyer.

ARTICLE VIII
AS IS — WHERE IS SALE; DISCLAIMER; INDEMNITY

     8.1 Disclaimer. IT IS EXPRESSLY UNDERSTOOD BY THE PARTIES HERETO THAT, SUBJECT TO SELLER’S LIMITED INDEMNITY PURSUANT TO SECTION 8.2 BELOW, THE ASSETS ARE ACQUIRED AS IS, WHERE IS, WITH ALL FAULTS AND DEFECTS, BOTH PATENT AND LATENT, AND WITHOUT WARRANTIES OF ANY KIND, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, REGARDLESS OF HOW SUCH FAULTS AND DEFECTS WERE CAUSED OR CREATED (BY SELLER’S NEGLIGENCE, ACTIONS, OMISSIONS, OR FAULT, OR OTHERWISE). BY CLOSING, BUYER ACKNOWLEDGES IT HAS HAD OR WILL HAVE HAD PRIOR TO CLOSING A REASONABLE OPPORTUNITY TO INSPECT AND EXAMINE THE CONDITION OF EACH AND EVERY ASSET AND, SUBJECT TO SELLER’S LIMITED INDEMNITY PURSUANT TO SECTION 8.2 BELOW, BUYER IS AWARE OF AND ACCEPTS THE CONDITION OF EACH AND EVERY ASSET. ALTHOUGH SELLER HAS MADE, AND UNTIL CLOSING WILL MAKE, ALL OF ITS FILES AND RECORDS AVAILABLE TO BUYER, SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, EXCEPT AS SET FORTH IN SECTION 3 OF THIS AGREEMENT, AS TO THE ACCURACY OR COMPLETENESS OF ANY TITLE OPINION, DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ASSETS INCLUDING, WITHOUT LIMITATION, ANY DESCRIPTION OF THE ASSETS, THE PRICING ASSUMPTIONS, THE ENVIRONMENTAL CONDITION OF THE ASSETS, ANY OTHER MATTERS CONTAINED IN THE DATA, OR ANY OTHER MATERIALS FURNISHED OR MADE AVAILABLE TO BUYER BY SELLER. IN ENTERING INTO AND PERFORMING THIS AGREEMENT, BUYER HAS RELIED AND WILL RELY SOLELY UPON SELLER’S REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 OF THIS AGREEMENT AND UPON BUYER’S INDEPENDENT INVESTIGATION OF, AND JUDGMENT WITH RESPECT TO, THE ASSETS AND THEIR VALUE.

     8.2 Seller’s Limited Indemnity. Subject to the terms, conditions and limitations of this Section 8.2, Seller agrees and does hereby, to the fullest extent permitted by law, INDEMNIFY, DEFEND AND HOLD HARMLESS BUYER, ITS AFFILIATES AND THEIR RESPECTIVE DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, SUCCESSORS AND ASSIGNS (collectively, the “Buyer Group”) FROM AND AGAINST ANY AND ALL LIABILITIES, CLAIMS, STRICT LIABILITY CLAIMS, DEMANDS, LAWSUITS, JUDGMENTS, ORDERS, FINES, PENALTIES, DAMAGES, EXPENSES (INCLUDING, BUT NOT LIMITED TO, REASONABLE ATTORNEYS’ FEES), COSTS AND EXPENSES OF ANY NATURE WHATSOEVER (collectively, “Seller Damages”), ASSERTED AGAINST, RESULTING TO, IMPOSED UPON OR INCURRED BY THE BUYER GROUP, DIRECTLY OR INDIRECTLY, BY REASON OF OR RESULTING FROM (A) ANY BREACH BY SELLER OF THE REPRESENTATIONS, WARRANTIES

AND COVENANTS CONTAINED IN ARTICLES III AND IV OF THIS AGREEMENT, OR (B) TITLE OWNERSHIP OR OPERATION OF THE ASSETS BY SELLER PRIOR TO THE EFFECTIVE DATE (collectively, “Buyer Claims”), PROVIDED THAT (i) ALL OF THE REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT AND SELLER’S ACCOUNTABILITY FOR PERIODS PRIOR TO THE EFFECTIVE DATE SHALL TERMINATE AND BE OF NO FURTHER FORCE OR EFFECT TWO (2) YEARS FROM THE CLOSING DATE, AND BUYER CLAIMS MUST ARISE AND MUST BE COMMUNICATED IN WRITING TO SELLER PRIOR TO THE EXPIRATION OF TWO (2) YEARS FOLLOWING THE CLOSING DATE, (ii) AND THE REPRESENTATIONS AND WARRANTIES OF SELLER IN SECTION 3.1(q) SHALL BE ASSERTABLE BY THE BUYER GROUP WITHOUT REGARD TO ANY KNOWLEDGE OR MATERIALITY QUALIFIERS SET FORTH IN SECTION 3.1(q), AND (iii) NO BUYER CLAIMS, IF ANY, MAY BE ASSERTED AFTER THE EXPIRATION OF TWO (2) YEARS FOLLOWING THE CLOSING DATE.

FROM AND AFTER THE CLOSING, THE SOLE AND EXCLUSIVE REMEDY OF BUYER WITH RESPECT TO ANY AND ALL CLAIMS RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE PURSUANT TO THE INDEMNIFICATION PROVISIONS SET FORTH IN THIS SECTION 8.2. IN FURTHERANCE OF THE FOREGOING, AND SUBJECT TO THE PRECEDING SENTENCE, BUYER HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, AND AGREES NOT TO ASSERT IN ANY ACTION OR PROCEEDING OF ANY KIND, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION BUYER MAY NOW OR HEREAFTER HAVE AGAINST SELLER EXCEPT FOR CLAIMS FOR INDEMNIFICATION ASSERTED AS PERMITTED BY AND IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN THIS ARTICLE VIII.

     8.3 Buyer’s Indemnity; Environmental Matters. From and after the EFFECTIVE DATE, and to the fullest extent permitted by law, Buyer agrees, subject to Seller’s limited indemnity as set forth in Section 8.2 above, to INDEMNIFY, DEFEND, AND HOLD HARMLESS SELLER AND SELLER’S RESPECTIVE EMPLOYEES, SUCCESSORS AND ASSIGNS (collectively, “Seller Group”), from and against any and all liabilities, claims, strict liability claims, demands, lawsuits, judgments, orders, fines, penalties, damages, expenses (including but not limited to reasonable attorneys’ fees), costs, environmental assessment and clean-up costs and causes of action asserted by any Person (including, but not limited, to the employees of Seller or Buyer) for personal injury or death, for compliance with Environmental Laws, regulations, orders, or guidelines, or for loss or damage to Assets or the environment (collectively referred to hereinafter as “Liabilities/Claims”), arising from or relating to: (i) Buyer’s (and/or its contractors’) pre-Closing inspection of the Assets, REGARDLESS OF WHETHER SUCH LIABILITIES/CLAIMS ARE CAUSED BY OR ARISE FROM SELLER GROUP’S ORDINARY NEGLIGENCE (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), ACTIONS, OR OMISSIONS; (ii) the ownership, use, or operation of the Assets by Buyer or its assigns after Closing, or the express assumption of responsibilities hereunder by Buyer at Closing concerning the Assets (including, but not limited to, any

Liabilities/Claims arising from or relating to leaks or releases of oil and gas from, or malfunctions of, the Assets after Closing), REGARDLESS OF WHETHER SUCH POST-CLOSING LIABILITIES/CLAIMS ARE CAUSED BY OR ARISE FROM SELLER GROUP’S PRE-CLOSING ORDINARY NEGLIGENCE (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), ACTIONS, OR OMISSIONS RELATING TO THE OPERATION, DESIGN, PHYSICAL CONDITION, OR MAINTENANCE STATUS OF THE ASSETS, BUT EXCLUDING SUCH POST-CLOSING LIABILITIES/CLAIMS TO THE EXTENT CAUSED BY THE NEGLIGENCE OF SELLER GROUP THAT OCCURS AFTER CLOSING; and/or (iii), subject to Seller’s environmental representation pursuant to Section 3.1(q) and Section 8.2 above, soil contamination, water contamination, and/or other types of environmental damage or contamination in, on, or under the Assets or arising from the Assets (collectively, “Environmental Contamination”), Buyer’s obligations under this Section 8.3 shall in no manner alter, diminish or adversely affect the limited indemnity obligations of Seller as provided in Section 8.2 above. BUYER EXPRESSLY ACKNOWLEDGES THAT BUYER HAS AGREED TO INDEMNIFY SELLER GROUP FOR ITS OWN ORDINARY NEGLIGENCE, SUBJECT TO AND IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THIS SECTION 8.3.

ARTICLE IX
GENERAL

     9.1 Survival of Representations and Warranties. All statements contained in this Agreement, the exhibits and schedules referred to herein, and any certificates or other instruments delivered pursuant to the express terms hereof by or on behalf of any party hereto shall be deemed representations and warranties hereunder by such party. All representations, warranties, covenants and agreements made by the parties to this Agreement or pursuant hereto shall survive any investigations made by or on behalf of the parties and shall survive the Closing to the extent provided herein, but not otherwise.

     9.2. Expenses. Each party hereto shall pay all expenses and disbursements incurred by it, its officers, employees and representatives, in connection with this Agreement and the performance of its obligations hereunder.

     9.3. Further Assurances. Seller will from time to time, upon the request of Buyer, execute and deliver to Buyer such further instruments, and take such other action as Buyer may reasonably request, in order to more effectively convey, assign, transfer and deliver, or place Buyer in possession and control of, the Assets or to enable Buyer to exercise and enjoy all rights and benefits with respect thereto.

     9.4. Binding Agreement: Assignment; Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that any assignment of this Agreement by any party hereto without the written consent of the other parties shall be void. Notwithstanding the foregoing, the rights and obligations of Buyer hereunder may be assigned to or performed by any other entity owned or controlled by Buyer, without the written consent of Seller provided that such assignment shall not relieve Buyer of its obligations hereunder. Except as provided herein, nothing in this Agreement, express or implied, is intended or shall be construed to give to any Person other than the parties hereto any right, remedy or claim under or by reason of this Agreement.

     9.5. Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, or transmitted by first-class registered or certified mail, postage prepaid, return receipt requested, or sent by prepaid overnight delivery service, or sent by facsimile transmission, to the parties at the following addresses (or at such other address as shall be specified by the parties by like notice):

If to Seller:

Golden Gas Service Company
2120 East 15th Street
Tulsa, Oklahoma 74104
Attn: Mr. Alan R. Staab
Telephone: (918) 582-0139
Facsimile: (918) 582-6495

If to Buyer:

PetroQuest Energy, L.L.C.
400 E. Kaliste Saloom Road, Suite 6000
Lafayette, Louisiana 70508
Attn: Mr. Dalton F. Smith III
Telephone: (337) 232-7028
Facsimile: (337) 234-4699

     9.6. Publicity. All notices to third parties and other publicity concerning the transaction contemplated by this Agreement shall be jointly planned and coordinated by and between Seller and Buyer. Except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither party shall act unilaterally in this regard without the prior written approval of the others, provided, however, that such approval shall not be unreasonably withheld.

     9.7. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Oklahoma.

     9.8. Exhibits and Schedules; Right to Terminate..

     (a) Exhibits and Schedules Incorporated in this Agreement. All exhibits and schedules referred to in this Agreement are attached hereto, incorporated herein and made an integral part hereof.

     (b) Completion of Exhibits and Schedules; Termination. The Schedules and Exhibits are not complete as of the date of execution of this Agreement. Seller and Buyer shall use their best efforts, in good faith, to prepare and agree upon all of the final Exhibits and Schedules on or before April 20, 2005. If mutual agreement is not reached as to the final Exhibits and Schedules by such date, or such mutually agreed extension of such date, either Seller or Buyer may terminate this Agreement in their sole discretion and this Agreement shall be of no further force or effect.

     9.9. Entire Agreement; Amendments; Waivers. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, representations and understandings of the parties. No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

     9.10. Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

     9.11 Arbitration. Any disagreement between Seller and Buyer with respect to the Final Settlement Statement shall be resolved pursuant to Section 2.5(a). With respect to any other dispute between Seller and Buyer arising under this Agreement, either Seller or Buyer may request binding arbitration of the Final Statement to be conducted before one arbitrator in Tulsa, Oklahoma, in accordance with the Uniform Arbitration Act, as adopted and then in effect in the State of Oklahoma, and in accordance with the rules promulgated by the American Arbitration Association (the “AAA”) (expedited procedures). The AAA shall be instructed to choose an arbitrator (the “Arbitrator”) who shall have a minimum of fifteen (15) years experience in the gas gathering industry, generally, and, specifically, in the area with respect to which the subject matter of the dispute pertains. Notice of a party’s election to submit a matter for arbitration shall be given to the other party if good faith negotiations to resolve such matter (for a period of at least 10 days) prove unsuccessful. Upon delivery of such notice by either party, each party shall have ten (10) calendar days to provide the Arbitrator (and the other party) with a statement of its position (with supporting documentation) regarding the matter or matters in dispute together with its best and final offer for settlement of the dispute. The failure to provide a statement of position within this period shall constitute a waiver of a party’s rights to have such materials considered by the Arbitrator. The Arbitrator shall consider the statements of position submitted by the parties and shall, within ten (10) business days after receipt of such materials, issue his or her decision adopting the best and final statement offer for settlement of the dispute either by Buyer or Seller. All determinations made by the Arbitrator shall be final, conclusive and binding on the parties. The expenses of such arbitration, including the fees of the

Arbitrator, shall be divided equally between Buyer and the Seller Group, unless otherwise specified in the Arbitrator’s award. Further, the Seller Group and Buyer shall each pay all fees and expenses of its own witnesses and legal counsel, unless otherwise specified in the Arbitrator’s award.

     9.12 Substitution of Affiliates. Buyer shall have the right to substitute as the buyer hereunder any of its affiliates without otherwise altering the terms and conditions of this Agreement.

     9.13 Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

     9.14 Mutual Waiver of Certain Remedies. NO PARTY SHALL BE LIABLE OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, FOR LOST PRODUCTION, OR FOR PUNITIVE DAMAGES, AS TO ANY ACTION OR OMISSION, WHETHER CHARACTERIZED AS A CONTRACT BREACH OR TORT, WHICH ARISES OUT OF OR RELATES TO THIS CONTRACT OR ITS PERFORMANCE OR NONPERFORMANCE.

     IN WITNESS WHEREOF the parties have executed or caused the Agreement to be executed as of the day and year first above written.

SELLER:

Golden Gas Services Company
By:	/s/ Alan R. Staab
Alan R. Staab
President

BUYER:	PetroQuest Energy, L.L.C.
	By:	/s/ Dalton F. Smith
Dalton F. Smith, III
Senior Vice President Business Development & Land